

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 22, 2021

J. Russell Porter
Chief Executive Officer
CENAQ Energy Corp.
4550 Post Oak Place Dr.
Suite 300
Houston, TX 77027

> **Re: CENAQ Energy Corp.**
> **Draft Registration Statement on Form S-1**
> **Submitted January 26, 2021**
> **CIK No. 0001841425**

Dear Mr. Porter:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted January 26, 2021

Cover Page

1. Please plainly state, if true, that you may seek shareholder approval to extend the 24 month time period during which you may consummate a business combination. In this regard we note your statement regarding modifying "the substance or timing of [y]our obligation to redeem 100% of [y]our public shares if [you] do not complete [y]our initial business combination within 24 months from the closing of this offering."

<u>Redemption rights for public stockholders upon completion of our initial business combination, page 19</u>

2.	Please clarify here whether shareholders will be allowed to redeem their shares regardless of whether they abstain, vote for or against the proposed transaction, or whether they must vote against it in order to redeem their shares.

    You may contact Robert Klein at 202-551-3847 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Julia Griffith at 202-551-3267 or John Dana Brown at 202-551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance